SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: June 29, 2023

List of materials

Documents attached hereto:

i) Press release: Granting of Restricted Stock Units (RSUs)

June 29, 2023
Sony Group Corporation

Granting of Restricted Stock Units (RSUs)

In June 2022, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of restricted stock units (RSUs) (the “Plan”), and today the Corporation announces that it has decided to grant RSUs to the employees of the Corporation and the directors and officers of the subsidiaries of the Corporation (the “Recipients”) under the Plan, as follows.

1.	Summary of 3rd Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Employees of the Corporation	2 persons	(RSUs corresponding to a total of up to 7,300 shares)
Directors and officers of the subsidiaries of the Corporation	3 persons	(RSUs corresponding to a total of up to 16,300 shares)
Total	5 persons	(RSUs corresponding to a total of up to 23,600 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the 3rd anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or an officer at, or an employee of, the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply); and together with the Corporation, the “Group Companies”), all RSUs held by the Recipient shall vest on the first day of the month following the month of the 3rd anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or an officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest and the same number of shares shall be delivered; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the date of grant of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee or the Representative Corporate Executive Officer may adjust the number of shares to be delivered within the number of RSUs that the Recipient holds.

2.	Summary of 4th Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Directors and officers of the subsidiaries of the Corporation	10 persons	(RSUs corresponding to a total of up to 5,200 shares)

(2)	Method of Vesting

All the RSUs held by the Recipient shall vest on the date specified below corresponding to the quarter in which the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or an officer at, and, if applicable, ceases to be an employee of, the Group Companies (or, if the date falls on a holiday of the Corporation, the following business day).

Quarter	Vesting Date (JST)
a) First quarter (April 1 to June 30)	August 1 of the same year
b) Second quarter (July 1 to September 30)	December 1 of the same year
c) Third quarter (October 1 to December 31)	February 1 of the next year
d) Fourth quarter (January 1 to March 31)	May 1 of the same year

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or an officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death, at a certain time after the loss of such position with the Group Companies, the RSUs shall vest.

3.	Date of Grant July 25, 2023 (scheduled)

4.	Method and Timing of Delivery of the Shares of the Corporation

After the vesting of the 3rd Series RSUs and the 4th Series RSUs, the Corporation will promptly deliver the shares of the Corporation in the same number as the number of vested units by way of issuing new shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Corporation or its subsidiaries that are provided by the Corporation or its subsidiaries to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of its subsidiaries in relation to the monetary compensation receivables that are granted to such Recipients of its subsidiaries). If the total number of issued shares of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the shares of the Corporation to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the share of the Corporation in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be compliance with applicable laws and regulations.

5.	Other matters common to the 3rd Series RSUs and the 4th Series RSUs

(1)	Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

(2)	Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the shares of the Corporation, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of the such reorganization or any other factors.

(3)	Restriction on disposal of the RSUs

The Recipients may not transfer or encumber or otherwise dispose of any RSUs in any manner whatsoever.

Note: This press release does not constitute an offer or sale of securities in the United States. The securities referred to above have not been, and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction).

End